APX Group Holdings, Inc.
4931 North 300 West
Provo, UT 84604
801.377.9111 – Phone
801.377.4116 – Fax

March 2, 2017
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that APX Group Holdings, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 2, 2017.

Respectfully submitted,

APX Group Holdings, Inc.

By:	/s/ Todd Pedersen
Name: Todd Pedersen Title: Chief Executive Officer and Director